September 1, 2022

Mr. John Stickel

Office of Finance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Cartesian Growth Corporation
Amendment No. 4 to
Registration Statement on Form S-4
Filed August 8, 2022
File No. 333-262644

Dear Mr. Stickel:

On behalf of our client, Cartesian Growth Corporation, a Cayman Islands exempted company (the “Company” or “Cartesian”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated August 25, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-4 of the Company (File No. 333-262644) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 5, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 4 to Form S-4 dated August 8, 2022

Proxy Statement for Extraordinary General Meeting of Cartesian Growth Corporation, page 1

1.

Reconcile and or conform throughout your filing, Class A common stock to be outstanding following the Business Combination, e.g. 145,024,612 assuming no redemptions on page 17 vs 142,662,728 on the prospectus cover page.

Cartesian Growth Corporation

September 1, 2022

Response: The Company acknowledges the Staff’s comment and has amended the disclosure on the cover page of the Amended Registration Statement to clarify that the Registration Statement covers 141,392,184 shares of Class A Common Stock (representing the maximum amount of shares of Class A Common Stock issuable to shareholders of Cartesian and Alvarium in connection with the Business Combination and the amount shares of Class A Common Stock issuable upon exchange of the maximum amount of Umbrella Class B Common Units issuable to members of TWMH and the TIG Entities in connection with the Business Combination, in each case, assuming the No Redemptions scenario, that the maximum amount of Class A Common Stock and Umbrella Class B Common Units, as applicable, are issued as the Alvarium Shareholders Earn-Out Consideration, the TIG Entities Members Earn-Out Consideration, and the TWMH Members Earn-Out Consideration, respectively, and that no shares are forfeited by the Sponsor under the Sponsor Support Agreement), 20,400,000 shares of Class A Common Stock issuable upon exercise of warrants and 20,400,000 warrants to acquire shares of Class A Common Stock. Additionally, the Company has amended its disclosure on pages 17, 18, 68, 245, 246 and 268 to clarify that the 145,024,612 outstanding shares referenced on such pages (inclusive of shares issued to the PIPE Investors, which are not being registered on the Registration Statement) does not take into account the impact of any Earn-Out Securities.

Beneficial ownership levels in the Company.., page 17

2.

Please disclose components of earn-out securities, and if it includes the 1,282,500 Class A Common Stock held by Sponsor, that is excluded from Sources and Uses of Funds for the Business Combination as disclosed on page 47.

Response: The Company acknowledges the Staff’s comment and has amended the disclosure on pages 17 and 18 of the Amended Registration Statement to clarify that the “Earn-Out Securities” include, in addition to the maximum amount of Class A Common Stock and Class B Common Stock, as applicable, issuable as the Alvarium Shareholders Earn-Out Consideration, the TIG Entities Members Earn-Out Consideration, and the TWMH Members Earn-Out Consideration, respectively, and the 1,282,500 shares of Class A Common Stock held by Sponsor and subject to potential forfeiture based on a five-year-post-closing earn-out.

Sources and Uses of Funds for the Business Combination, page 47

3.

Please enhance your disclosures to clarify that Sources with respect to Alvarium, TWMH and TIG represent the issuance of Class A common stock at an implied value of $10.00 for 86,245,377 shares to the respective Shareholders and or Members.

Cartesian Growth Corporation

September 1, 2022

Response: The Company acknowledges the Staff’s comment and has amended pages 47 and 48 of the Amended Registration Statement to disclose that such figures with respect to Alvarium, TWMH and the TIG Entities represent the issuance of an aggregate of 86,245,377 (under the No Redemptions scenario) and 88,106,139 (under the Maximum Redemptions scenario) shares of Class A Common Stock and Paired Interests to Alvarium Shareholders, TWMH Members, and TIG Entities Members, as applicable, at an implied value of $10.00 per share or Paired Interest.

4.

You disclose that Sponsor and Independent Directors Equity in Cartesian of $73 million will be a source of funds in the Business Combination and then also a use in equity consideration to Sponsor and Independent Directors. Based on your description of the Business Combination on page 251 and the related pro forma adjustments, there does not appear to be any exchange of funds with regard to these equity interests but rather a conversion of Class B ordinary shares of Cartesian into Class A Common Stock of Alvarium Tiedemann. Please revise your disclosures accordingly.

Response: The Company acknowledges the Staff’s comment and has amended pages 47 and 48 of the Amended Registration Statement to disclose that such figures with respect to the Sponsor and Independent Directors represent a conversion of Class B ordinary shares of Cartesian into Class A Common Stock of Alvarium Tiedemann.

Diagram of the Company’s organizational structure immediately following the completion of the Business Combination, page 51

5.	Please address the following:

•

Conform reference to Class A and Class B shareholders in Alvarium Tiedemann consistent with references disclosed in the table on page 245 that presents the Economic and Voting Interest in Alvarium Tiedemann, e.g. Alvarium Tiedemann Shareholders (public shareholders) and Independent Directors (Initial Shareholders).

•	Add the table on page 245 that presents the Economic and Voting Interest in Alvarium Tiedemann to supplement the diagram.

•	Enhance your diagram to add (Alvarium Tiedemann) under Alvarium Tiedemann, Holdings, Inc. Capital, LLC (US) and (Umbrella) under Alvarium Tiedemann Capital, LLC (US).

Response: The Company acknowledges the Staff’s comment and has amended the disclosure on pages 51, 196 and 243 of the Amended Registration Statement in response to the Staff’s comment, and has conformed the use of the term “Public Shareholders” throughout to refer to the holders of Public Shares.

Cartesian Growth Corporation

September 1, 2022

Summary of Historical Consolidated Financial Information of TWMH, page 55

6.

Please tell us and enhance your disclosures to explain why you have only adjusted $2.3 million for the OTTI impairment of Tiedemann Constantia AG Equity method investment in arriving at Adjusted EBITDA and not total the OTTI impairment recognized in the TWMH Consolidated Statement of Income of $3.1 million in on page F-42.

Response: The Company acknowledges the Staff’s comment and notes that $2.3 million represents the total OTTI impairment for the year ended December 31, 2021, as disclosed in Note 6, “Equity Method Investments,” to the Consolidated Financial Statements of TWMH Consolidated Statement of Income on page F-57. For the year ended December 31, 2021, the Company has enhanced its disclosure in footnote (c) on page 57, as well as on page 272 within footnote (e) of the Pro Forma Combined Adjusted Net Income and Combined Adjusted EBITDA and Management’s Discussion and Analysis of Financial Condition and Results of Operations of TWMH on page 357, to clarify that the $3.1 million TWMH Consolidated Statement of Income line item includes $2.4 million of OTTI impairment and $0.7 million of TWMH’s share of net loss during 2021.

7.

Please disclose, if true, that the equity compensatory earn-in of $377 thousand is included in equity settled share-based payments of $968 thousand for the three months ended March 31, 2022 and if not, why you have only adjusted for the Holbein cash compensatory earn-in in arriving at Adjusted EBITDA.

Response: The Company acknowledges the Staff’s comment and confirms that the equity portion of the compensatory earn-in related to the Holbein acquisition is included in the $968 thousand equity settled share-based payments adjustment for the three months ended March 31, 2022.

The Company has enhanced its disclosure in footnote (f) for the six months ended June 30, 2022 on page 57 to reflect this fact, with corresponding updates to page 272 within footnote (h) of the Pro Forma Combined Adjusted Net Income and Combined Adjusted EBITDA and Management’s Discussion and Analysis of Financial Condition and Results of Operations of TWMH on page 357.

Selected Operating Metrics, page 56

8.	Please disclose historical net income together with EBITDA and Adjusted EBITDA for each TWMH, TIG Entities and Alvarium.

Response: The Company acknowledges the Staff’s comment and has added historical net income together with Adjusted Net Income and Adjusted EBITDA in Summary Historical Consolidated Financial Information for each of TWMH, the TIG Entities and Alvarium.

Cartesian Growth Corporation

September 1, 2022

Summary of Historical Consolidated Financial Information of the TIG Entities, page 58

9.

You disclose in footnote (d) on page 60, that Class D-1 members are entitled to 49.37% of the net profits and losses. We also note on page 296, that you disclose that Class D-1 equity interest is entitled to 49.37% of the profits attributable to the TIG Arbitrage strategy. Tell us and enhance your disclosures to clarify whether Class D-1 members are entitled to a percentage of both profits and losses net of tax or a percentage of gross profits and conform disclosures throughout the filing.

Response: The Company acknowledges the Staff’s comment and has enhanced its disclosures throughout the filing to clarify that Class D-1 members are entitled to 49.37% of both pre-tax profits and losses of TIG Arbitrage Strategy (which is a subset of the total pre-tax net income).

10.

Please disclose how your adjustments to Adjusted EBITDA, excluding fair value adjustments to strategic investments, reconcile to the related TIG Consolidated Statements of Income on pages F-102 and F-119.

Response: The Company acknowledges the Staff’s comment and has revised its footnotes to its Adjusted Net Income and Adjusted EBITDA table to disclose how each adjustment reconciles to the related TIG Entities Consolidated Statements of Income.

Please see updates made to the June 30, 2022 Summary of Historical Consolidated Financial Information of the TIG Entities on page 61, as well as corresponding updates to Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TIG Entities on page 378.

Summary of Historical Consolidated Financial Information of Alvarium, page 61

11.

Please disclose how “Other one-time fees and charges (b) & (d)” reconcile to the related Alvarium Consolidated Statements of Income on pages F-138 and F-204. Additionally based on the footnote explanations, it appears “Other one-time fees and charges (b)” for the three months ended March 31, 2022 should be (d).

Response: The Company acknowledges the Staff’s comment and has revised footnotes (b) and (d) to its Adjusted Net Income and Adjusted EBITDA table to disclose how each adjustment reconciles to the related Alvarium Consolidated Statements of Income. Additionally, the Company has updated its footnote label to (d) as indicated.

Cartesian Growth Corporation

September 1, 2022

Please see update made to the June 30, 2022 Summary of Historical Consolidated Financial Information of Alvarium on pages 64-67, as well as update to the descriptions in Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alvarium on pages 398-400.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 67

12.	Please disclose that assumed conversion of Class B Common Stock is excluded from the year ended December 31, 2021 as the inclusion is anti-dilutive.

Response: The Company acknowledges the Staff’s comment and has added this disclosure to Comparative Historical and Unaudited Pro Forma Per Share Financial Information on page 68.

Unaudited Pro Forma Condensed Combined Financial Information, page 245

13.

Please add to the header of the table summarizing pro forma ownership “Economic Interest in Alvarium Tiedemann” (Class A Common Stock) and add to the header “Voting Interest in Alvarium Tiedemann” (Class A and Class B Common Stock).

Response: The Company acknowledges the Staff’s comment and has added “Economic Interest in Alvarium Tiedemann” (Class A Common Stock) and “Voting Interest in Alvarium Tiedemann” (Class A and Class B Common Stock) as indicated to the table summarizing pro forma ownership on page 245.

14.

We note your adjustments of $1.9 million related to the Class D-1 equity interest including the expected change from an equity interest to compensation as a result of and subsequent to the Business Combination. Please tell us and revise your disclosures accordingly, why if in essence this is a change in how the TIG Arbitrage Strategy interests will be accounted for and settled, you have recognized an increase to accumulated deficit and not an adjustment to reclassify the $1.9 million from TIG Entities Total member equity of $113.9 million which includes total net income for the period of $5.5 million inclusive of the $1.9 million related Class D-1 interest to be settled via accrued compensation and profit sharing.

Response: The Company acknowledges the Staff’s comment and has revised the $4.1 million (previously $1.9 million) adjustment as a reclassification from TIG Entities Total member equity. Please see update made to the June 30, 2022 Unaudited Pro Forma Condensed Combined Balance Sheet on page 248 as well as footnote (b) on page 259 to clarify the nature of the adjustment.

Cartesian Growth Corporation

September 1, 2022

15.

We note the adjustments (c) to the March 31, 2022 pro forma retained earnings (accumulated deficit) of ($29.3) million and (f)(x) of $31.2 million related to estimated transaction costs incurred in connection with the Business Combination and then the elimination of these transaction costs, including the $1.9 million increase to retained earnings to eliminate compensation expense associated with the Class D-1 equity interest holder. We also note that from your Business Combination acquisition footnote (f) on page 261, that you recognized an increase to accounts payable and accrued expenses of $29.3 million in applying the acquisition method. Please address the following:

•	Tell us and revise your disclosures accordingly, your basis for recognizing these transaction costs in applying the acquisition method to the Business combination. Refer to ASC 805-10-25-23.

•	Tell us and revise your disclosures accordingly, your basis for the adjustment to retained earnings of the incremental $29.3 million; and

•	Tell us and revise your disclosures accordingly, your basis for the $31.2 million elimination of transaction costs, including the $1.9 million associated with the Class D-1 equity interest holder.

Response: The Company acknowledges the Staff’s comment regarding adjustments to the March 31, 2022 pro forma retained earnings.

•

With respect to the $29.3 million transaction costs, these represent acquisition-related costs incurred by the acquirees. The Company notes that ASC 805-10-25-23 addresses acquisition-related costs incurred by the acquirer to effect a business combination. As these costs are incurred by the acquirees, the Company has presented a pro forma adjustment to increase both accounts payable and accrued expenses and accumulated deficit by $29.3 million to reflect the incurrence of these costs at March 31, 2022.

•	In accordance with ASC 805-20-25-1, the legacy equity of the acquirees is eliminated in connection with the purchase accounting for the Business Combination.

•

The Company has revised to present the $22.3 million (previously $29.3 million) adjustment to retained earnings for both the acquiror and acquiree transaction costs. The Company has also reclassed the $4.1 million (previously $1.9 million) adjustment associated with the Class D-1 equity interest holder from retained earnings to Total members’ equity. Additionally, the Company has pared down its sub-footnotes within footnote (f) for clarity and notes that only the $19.7 million acquiree costs have been eliminated as part of purchase accounting.

Please see these corresponding updates made to the June 30, 2022 Unaudited Pro Forma Condensed Combined Balance Sheet on page 248.

Cartesian Growth Corporation

September 1, 2022

16.

We note pro forma adjustments footnote (f) of $3,019 thousand and $12,308 thousand for the three months ending March 31, 2022 and December 31, 2021, respectively. We are unable to recalculate based on the footnotes on pages 265 and 266, respectively. Please disclose the calculation of net income attributable to non-controlling interests in subsidiaries in the respective footnotes (f). Refer to Regulation S-X, Rule 11-02(a)(8).

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in pro forma adjustments footnote (f) on page 266 of the Amended Registration Statement to disclose the calculation of net income attributable to non-controlling interests in subsidiaries for the respective periods presented.

Notes to the Unaudited Pro Forma Combined Financial Statements Description of the Business Combination, page 251

17.

You disclose that as a result of the transaction (Business Combination), the Alvarium Tiedemann equity holders will collectively hold a majority of the equity of the combined company. Please clarify that Alvarium Tiedemann will collectively hold a majority of the equity of Umbrella consistent with your diagram on page 51 and tables on pages 245 and 246.

Response: The Company acknowledges the Staff’s comment and has clarified its disclosure on page 251 to state that as a result of the transaction (Business Combination), the Alvarium Tiedemann equity holders will collectively hold a majority of the equity of Umbrella.

18.

Please disclose if true, that in conjunction with Cartesian’s change in jurisdiction, (a) each outstanding Class A ordinary share will automatically convert into one share of Alvarium Tiedemann Class A Common Stock, (b) each outstanding Class B ordinary share will automatically convert into one share of Alvarium Tiedemann Class A Common Stock and (c) the outstanding warrants to purchase Class A ordinary shares will automatically become exercisable for shares of Alvarium Tiedemann Class A Common Stock.

Response: The Company acknowledges the Staff’s comment and has updated its disclosure to reflect such facts on page 251.

Cartesian Growth Corporation

September 1, 2022

19.	Please conform references to Cartesian and Alvarium Tiedemann, e.g. Alvarium Tiedeman forms Umbrella Merger Sub, LLC; Alvarium Tiedemann contributes cash to Umbrella.

Response: The Company acknowledges the Staff’s comment and has conformed references to Cartesian and Alvarium Tiedemann on pages 251-252.

Certain Non-GAAP Pro Forma Information, page 270

20.

Please tell us and disclose how you determined the $393 thousand transaction expenses adjustment in your determination of Pro Forma Combined Adjusted EBITDA and how this reconciles to the $3,098 thousand pro forma adjustment to exclude transaction expenses on page 249 and thus is excluded in your beginning pro forma net income of $16,177 thousand for the three months ended March 31, 2022.

Response: The Company acknowledges the Staff’s comment and notes that the $522 thousand (previously $393 thousand) transaction expenses were incurred by Cartesian and recognized in the Pro Forma Condensed Combined Statement of Operations and that $7,197 thousand (previously $3,098 thousand) reflect costs incurred by the Target Companies during the six months ended June 30, 2022.

The Company has revised its Unaudited Pro Forma Condensed Combined Statement of Operations to include all of these costs in Pro Forma Net Income on page 249. The Company has additionally revised its presentation of Pro Forma Combined Adjusted Net Income and Combined Adjusted EBITDA to include adjustments of $7,719 thousand (previously $393 thousand) transaction expenses incurred by both Cartesian and the Target Companies in the six months ended June 30, 2022 on page 271.

21.

Please tell us and disclose why you have adjusted to exclude the $3,098 thousand of transactions costs in your determination of Pro Forma net income for the period ending March 31, 2022 but then adjusted to include transaction costs of $15,564 thousand and $25,534 thousand for the year ended December 31, 2021.

Response: The Company acknowledges the Staff’s comment and notes that transaction costs of $15,564 thousand were recognized in the historical annual financial statements for the year ended December 31, 2021, and therefore remain included in Pro Forma net income for the annual period. Estimated additional Transaction Expenses of $17,093 thousand that are to be incurred and have not yet been recognized in the Company’s historical financial statements are included in Pro Forma Net Income as an accounting adjustment for the year ended December 31, 2021, as the Business Combination is assumed to occur at the beginning of that period. The Company has revised its calculation of Pro Forma net income for the period ending June 30, 2022 to include $7,719 thousand of transaction expenses as they were actually incurred during the period.

Cartesian Growth Corporation

September 1, 2022

22.

Please tell us and disclose how you determined the $42,898 thousand of transaction fee adjustment in your determination of Pro Forma Combined Adjusted EBITDA and how this reconciles to the $15,564 thousand pro forma adjustment on page 407 and $25,534 thousand on page 250.

Response: The Company acknowledges the Staff’s comment and notes that $34,457 thousand (previously $42,898 thousand) represents $15,564 thousand and $1,800 thousand of transaction expenses incurred by the Target Companies and Cartesian, respectively, in the year ended December 31, 2021, and $17,093 thousand of Estimated Transaction Expenses to be incurred prior to the close of the Business Combination. The Company has added additional disclosure in footnote (c) on page 273 to clarify the nature of the transaction costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the TIG Entities, page 363

23.

Please enhance your disclosures in footnotes (d) on page 377 and (i) on page 406 to disclose how the Affiliate profit-share in TIG Arbitrage will be accounted for post Business Combination and reference the pro forma presentation on page 250.

Response: The Company acknowledges the Staff’s comment and has enhanced its disclosures in footnotes (d) on page 378 and (h) on page 408 to disclose how the affiliate profit-share in TIG Arbitrage will be accounted for post-Business Combination, with reference made to the pro forma presentation on page 250.

Combined Historical Non-GAAP Measures, page 406

24.

Please revise the heading of “Combined Historical Non-GAAP Measures” to “Historical and Combined Non-GAAP Measures of TWMH, TIG Entities and Alvarium” and the sentence preceding the table from “reconciliation of combined historical net income….” To “reconciliation of historical and combined net income of TWMH, TIG Entities and Alvarium…..” to clearly differentiate from your Pro Forma Combined EBITDA measures.

Cartesian Growth Corporation

September 1, 2022

Response: The Company acknowledges the Staff’s comment and has revised its heading from “Combined Historical Non-GAAP Measures” to “Historical and Combined Non-GAAP Measures of TWMH, the TIG Entities and Alvarium” and the sentence preceding the table from “reconciliation of combined historical net income…” to “reconciliation of historical and combined net income of TWMH, the TIG Entities and Alvarium…” on page 407 to clearly differentiate from the Pro Forma Combined Adjusted Net Income and Combined Adjusted EBITDA measures.

25.

You disclose on page F-83 that you recognized contingent compensatory earn-ins of $753.6 thousand for the three-month period ended March 31, 2022 related to Holbein. Please tell us and enhance your disclosure in footnote (h) to clarify, if true, that this earn- in includes both cash and equity compensatory earn-ins of $377 thousand each. Please also disclose, if true, that the equity compensatory earn-in of $377 thousand is included in equity settled share-based payments of $968 thousand for the three months ended March 31, 2022 and if not why.

Response: The Company acknowledges the Staff’s comment and confirms that for the three-month period ended March 31, 2022, the compensatory earn-in related to the Holbein acquisition includes both cash and equity compensatory earn-ins settled in $377 thousand of equity and $377 thousand cash. Additionally, the equity portion of the compensatory earn-in related to the Holbein acquisition is included in the $968 thousand equity settled share-based payments adjustment for the three months ended March 31, 2022.

Please see enhanced disclosures in footnote (g) for the six months ended June 30, 2022 on page 407 to reflect these facts, as well as corresponding updates to footnote (f) for the six months ended June 30, 2022 in Management’s Discussion and Analysis of Financial Condition and Results of Operations of TWMH on page 357.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call Thomas R. Martin, Esq. at (305) 579-0739.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Thomas R. Martin, Esq.
Thomas R. Martin, Esq.

cc: Peter Yu, Chief Executive Officer